July 18, 2012 LIBERTY ALL-STAR® GROWTH FUND, INC. ADJUSTS EXPIRATION TIME FOR TENDER OFFER
Contact: Liberty All-Star Growth Fund, Inc. 1-800-241-1850 www.all-starfunds.com	For Immediate Release

BOSTON, July 18, 2012 — Liberty All-Star® Growth Fund, Inc. (NYSE: ASG) (the “Fund”) announced that its tender offer will expire at midnight, New York time, on July 24, 2012 rather than at 5:00 p.m., New York time, on July 24, 2012.    All other terms and conditions of the tender offer remain unchanged.

The Fund will purchase up to 25% of its outstanding shares of common stock at a price equal to 95% of its net asset value per share determined on the date the tender offer expires.  Stockholders who have questions regarding the tender offer should contact their financial advisors or should call AST Fund Solutions, the information agent for the tender offer, at (800) 499-7619.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell stock of the Fund.  A tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov.  Common stockholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.

ALPS Advisors, Inc. is the investment advisor of the Fund, a multi-managed, closed-end investment company with more than $128 million in net assets. The Fund’s shares are listed on the New York Stock Exchange under the symbol ASG.  Liberty All-Star® Growth Fund, Inc. is a closed-end fund and does not continuously offer shares. The Fund trades in the secondary market, investors wishing to buy or sell shares need to place orders through an intermediary or broker. The share price of a closed-end fund is based on the market’s value.

This press release contains forward-looking statements.  These statements are based on the current expectations and beliefs of the Fund’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this document include references to completion of the tender offer and the payment for shares related thereto.  These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance.  Results may differ due to various factors such as the possibility that shareholders may not tender their shares in the tender offer, or other conditions to completion of the tender offer are not satisfied.  For further details of these risks, you should read the filings with the Securities and Exchange Commission related to the tender offer, including the Schedule TO that has been filed and the documents referred to therein.  Except as required by law, the Fund is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

# # #

LAS000XXX 7/31/2013